      As filed with the Securities and Exchange Commission on June 15, 2001
                                                    Registration No.  333-______
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                  ------------
                               Sedona Corporation
             (Exact name of registrant as specified in its charter)

                              455 South Gulph Road
                                    Suite 300
                            King of Prussia, PA 19406
                                 (484) 679-2200
                    (Address of principal executive offices)

            Pennsylvania                                    95-4091769
   (State or other jurisdiction of                        (I.R.S. employer
   incorporation or organization)                      identification number)
                                  ------------
                                 Marco A. Emrich
                      President and Chief Executive Officer
                               Sedona Corporation
                              455 South Gulph Road
                                    Suite 300
                            King of Prussia, PA 19406
                                 (484) 679-2200
            (Name, address, including zip code and telephone number,
                    including area code of agent for service)
                                  ------------
                                   Copies to:
                             Robert B. Murphy, Esq.
                        Piper Marbury Rudnick & Wolfe LLP
                             1200 19th Street, N.W.
                             Washington, D.C. 20036
                                 (202) 861-3900
                                -----------------

  Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|___________
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|___________
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                         CALCULATION OF REGISTRATION FEE
=======================================================================================================================
                                                  Proposed Maximum       Proposed Maximum
   Title of Each Class of      Amount to be      Offering Price Per     Aggregate Offering           Amount of
Securities To Be Registered   Registered (1)          Share(2)                Price            Registration Fee (3)
----------------------------- ---------------- ----------------------- --------------------- --------------------------
  Common Stock, par value
      $0.001 per share          5,162,363              $0.90                $4,646,127                $1,162
=======================================================================================================================

(1) Pursuant to Rule 429 under the Securities Act, the prospectus which constitutes part of this registration statement also relates to the shares of common stock previously registered on Registration Statement on Form S-3 Nos. 333-71457, 333-52973, 333-38578, 333-34412, 333-31983,
         333-03719 and 33-47127. Pursuant to Rule 416 of the Securities Act of 1933, as amended, this registration statement also covers such additional number of shares of common stock that may become issuable under any stock split, stock dividend or similar transaction.
(2) Estimated pursuant to Rule 457(c) solely for the purpose of calculating the registration fee, based upon the average of the high and low prices for such shares of common stock on June 4, 2001, as reported on the Nasdaq SmallCap Market.
(3) The registrant previously paid filing fees for the shares registered on Registration Statement Nos. 333-71457, 333-52973, 333-38578, 333-34412,
         333-31983, 333-03719 and 33-47127. The fee indicated in the table reflects the fee payable on the shares first being registered hereunder.

     Pursuant to Rule 429 under the Securities Act, the prospectus included in this registration statement also relates to the shares of common stock of the registrant previously registered under Registration Statement on Form S-3 Nos. 333-71457, 333-52973, 333-38578, 333-34412, 333-31983, 333-03719 and 33-47127.
Accordingly, this registration statement constitutes post-effective amendment No. 1 to such earlier registration statements. Post-effective amendment no. 1 shall hereafter become effective concurrently with the effectiveness of this registration statement in accordance with Section 8 of the Securities Act.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

PROSPECTUS


                               SEDONA CORPORATION

                          5,162,363 Shares Common Stock

                                ----------------

         The selling shareholders, listed on page 8, may offer from time to time up to 5,162,363 shares of our common stock under this prospectus. No underwriter is being used in connection with this offering of common stock. The selling shareholders may offer and sell their shares to or through broker-dealers, who may receive compensation in the form of discounts, concessions or commissions from the selling shareholders, the purchasers of the shares, or both. We will not receive any of the proceeds from the sale of shares.

         The price of the common stock being offered under this prospectus will most likely be the market price of our common stock. Our common stock is traded on the Nasdaq Small Cap Market under the symbol SDNA. On June 14, 2001, the closing price of one share of our common stock was $0.90.

                              --------------------

         Investing in our common stock involves a high degree of risk. You should carefully read and consider the risk factors beginning on page 2.

                              --------------------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.









                The date of this prospectus is _________, 2001.

                                TABLE OF CONTENTS


                                                                Page
                                                                ----

            Sedona..............................................  1

            Risk Factors........................................  2

            Forward-Looking Statements..........................  7

            Use of Proceeds.....................................  7

            Selling Shareholders................................  8

            Plan of Distribution................................ 11

            Legal Matters....................................... 13

            Experts............................................. 13

            Where You Can Find More Information................. 13

                                    SEDONA

         We market and deliver a comprehensive Internet-based customer relationship management solution under the name Intarsia. Intarsia assists small and mid-sized businesses in the financial services market in optimizing their return on customer relationships by personalizing the interaction with their customers and ensuring that the sales and marketing efforts are strategically managed towards increased profitability.

         Small and mid-sized financial services organizations, which include privately owned and operated organizations such as community banks, credit unions, savings and loans, brokerage firms and insurance agencies, represent a large segment of the financial services industry, with Thomson Financial, a leading information resource for financial services providers, estimating that there are over 22,000 financial services organizations in the United States with less than $10 billion in assets. For these organizations, which operate in marketplaces dominated by national and international companies with vast resources, services and advertising power, personalized customer relations are one of the keys to their success. By providing the ability to personalize customer relationships and more effectively target the right products, at the right people, at the right time, Intarsia is specifically designed to help these organizations enhance relationships with current customers, find and acquire new clients, uncover new sales and marketing opportunities that might otherwise go unnoticed, and ultimately increase profitability.

         Intarsia employs technology designed and priced specifically to bring a comprehensive and seamlessly integrated set of customer relationship management components to our targeted businesses. Intarsia is available either over a wireline or wireless network, and we are developing state-of-the-art technologies such as personalization, mobile computing, natural language and speech recognition for retrieving customer or prospect data using plain English or voice commands.

         We also enable organizations to outsource Intarsia as an application service over the Internet for a flat monthly fee. Application outsourcing is rapidly emerging as a preferred business model for small and mid-sized businesses seeking to benefit from a full-featured customer relationship management solution because they often do not desire to incur the direct and indirect personnel and infrastructure, such as hardware, software, network and hosting, costs that are required to build and maintain these systems. We believe that this will significantly reduce the cost and time required for small and mid-sized businesses to implement such comprehensive customer relationship management solutions.

         Our marketing solutions services offers customer relationship management consulting services that allow our targeted businesses to outsource strategic marketing programs from us, such as customer retention, customer relationship expansion, new customer acquisition, privacy management and overall customer relationship management strategic planning.

         Our principal executive offices are located at 455 South Gulph Road, King of Prussia, PA 19406 and our telephone number is (484) 679-2200.

                                  RISK FACTORS

         This offering involves a high degree of risk. You should carefully consider the following risk factors as well as other information contained in this prospectus before deciding to invest in our common stock. Any of these risk factors could materially and adversely affect our business, financial condition or operating results. In that case, the trading price of our common stock could decline and you could lose all or part of your investment.

We have a limited operating history with which you can evaluate our business.

         We only began focusing exclusively on our Internet-based customer relationship management application solutions in 1999. As a result, we have only a limited operating history with which you can evaluate our business and prospects. Our limited operating history makes predicting our future operating results difficult. In addition, our prospects must be considered in light of the risks and uncertainties encountered by companies in the early stages of development in new and rapidly evolving markets, specifically the rapidly evolving market for knowledge management solutions. These risks include our ability to:

                o   acquire and retain customers;

                o   build awareness and acceptance of our brand name;

                o extend existing and develop new strategic partner relationships;

                o   access additional capital when required;

                o upgrade and develop our software and systems in a timely and effective manner; and

                o   attract and retain key personnel.

         Our business strategy may not be successful and we may not successfully address these and other risks and uncertainties related to our limited operating history.

We have limited revenues, have incurred operating losses in recent years and may not be profitable in the future.

         We had total revenues from continuing operations of $441,000, $1.8 million, $244,000 and $15,000 and losses from continuing operations of $3.9 million, $10.8 million, $3.3 million and $3.9 million for the quarter ended March 31, 2001 and for the years ended December 31, 2000, 1999 and 1998, respectively. As of March 31, 2001, we had an accumulated deficit of $47.7 million. If our current and future products and services fail to gain acceptance in the marketplace, we believe it is unlikely that we will be able to reverse our operating loss trend or assure you of our future profitability.

We may require additional capital that may not be available.

         We expect losses from operations to continue through 2001 As a result, if we cannot achieve sufficient cash flows from operations, we will require additional financing in 2001. We do not know if additional financing will be available to us on terms that we can accept. If financing is not available, we may have to sell, suspend or terminate our operations.

Our auditors have issued an opinion expressing substantial doubt about our ability to continue as a going concern.

         The report of the our independent public auditors and the notes to our financial statements state that our substantial operating losses, negative working capital and need for additional financing in 2001 raise substantial doubt about our ability to continue as a going concern. Whether we can remain a going concern depend on our ability to expand the sale and acceptance of our business solutions through our strategic partnerships, target new application solutions, continue aggressive marketing of our proprietary Intarsia product through multiple sales distribution channels and obtain additional financing. It cannot be assured that we will be able to achieve any of these objectives.

Our success depends on the acceptance and increased use of Internet-based customer relationship management software solutions, and we cannot be sure that this will happen.

         Our business model depends on the adoption of Internet-based customer relationship management software solutions by small and mid-sized financial services companies. Our business could suffer dramatically if Internet-based solutions are not accepted or not perceived to be effective. The market for Internet services and widely distributed Internet-enabled packaged application software has only recently begun to develop and is now evolving rapidly. We believe that many of our potential customers are not fully aware of the benefits of our solutions. It is possible that these solutions may never achieve market acceptance.

         The growth of Internet-based customer relationship management software solutions could also be limited by:

                o   concerns over transaction security and user privacy;
                o   inadequate network infrastructure for the entire Internet;
                    and
                o   inconsistent performance of the Internet.

         We cannot be certain that this market will continue to grow or to grow at the rate we anticipate.

If our products fail to meet the evolving requirements of our customers, our business may be adversely affected.

         We may not be successful in developing, marketing and releasing new products or new versions of our applications that respond to technological developments, evolving industry standards or changing customer requirements. Our business, operating results and financial condition could be materially and adversely affected if we are not able to meet the changing industry standards or customer demands.

We rely on our intellectual property which we may be unable to protect, or we may be found to infringe the rights of others.

         We rely on a combination of copyright, trade secret and trademark laws, confidentiality procedures and contractual provisions to protect our proprietary rights, which afford only limited protection, and we have not patented any of our proprietary technologies. Others may develop technologies that are similar or superior to our technology or design around our technology. Policing unauthorized use of our products is difficult. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States. Our means of protecting our proprietary rights in the United States or abroad may not be adequate. Further, we cannot guarantee that third parties will not assert infringement claims against us in the future, that assertions by such parties will not result in costly litigation, or that we would prevail in any such litigation or be able to license any valid or infringed patents from third parties on commercially reasonable terms.

The common stock issuable upon conversion of our convertible preferred stock and debentures may significantly increase the supply of our common stock in the public market, which may cause our stock price to decline.

         We have issued and outstanding series A, series F and series H convertible Class A preferred stock and a convertible debenture. As of May 25, 2001, these series of preferred stock were convertible into approximately 2,716,501 shares of our common stock and the debenture was convertible into 1,504,192 shares. The actual number of shares of common stock issuable upon conversion of the series F and series H convertible preferred stock and the convertible debenture is indeterminate and is dependent on the market price of our common stock at the time of conversion. The shares of common stock issuable upon conversion of the preferred stock and debenture have been registered under the Securities Act and will be freely transferable upon issuance. Sale of all or a substantial number of shares of common stock received upon conversion of the convertible preferred stock and debenture in the public market may depress the prevailing market price for our common stock, which may enable the holders of the series F and series H preferred stock and the debenture to convert into more shares, further depressing the market price for our common stock. Further, the issuance of additional convertible securities and their subsequent conversion could further depress the market price for our common stock.

The exercise of warrants or options may depress our stock price.

There are a significant number of warrants and options to purchase our common stock outstanding. Holders may sell the common stock acquired upon exercise of the warrants and options at a market price that exceeds the exercise price of the warrants and options paid by the holders. Sales of a substantial number of shares of common stock in the public market by holders of warrants or options may depress the prevailing market price for our common stock and could impair our ability to raise capital through the future sale of our equity securities. As of May 25, 2001, we had warrants to purchase 10,609,219 shares of common stock outstanding at a weighted average exercise price of $2.30 per share and options to purchase 2,357,274 shares of common stock outstanding with a weighted average exercise price of $2.33 per share. Approximately 88% of the warrants and 44% of the options were exercisable as of May 25, 2001. On June 1, 2001, warrants to purchase 853,368 shares of common stock expired.

If we cannot satisfy Nasdaq's maintenance requirements, Nasdaq may delist our common stock from the Nasdaq SmallCap Market.

         If our common stock were to be delisted from trading on the Nasdaq SmallCap Market, trading, if any, in our common stock may continue to be conducted on the OTC Bulletin Board or in a non-Nasdaq over-the-counter market, such as the "pink sheets." Delisting of our common stock would result in limited release of the market price of the common stock and limited news coverage of us and could restrict investors' interest in the common stock. As a result, a delisting could materially adversely affect the trading market and prices for our common stock and our ability to issue additional securities or to secure additional financing.

         Our common stock trades on the Nasdaq SmallCap Market, which has certain maintenance requirements for continued listing of common stock, including a requirement that our common stock have a minimum bid price of $1.00 per share. Recently, our common stock has been trading near $1.00 per share. If the minimum bid price per share is less than $1.00 for a period of 30 consecutive business days, our common stock may be delisted.

If our common stock is delisted, it may become subject to the SEC's "penny stock" rules, which may make shares more difficult to sell.

         SEC rules require brokers to provide information to purchasers of securities traded at less than $5.00 and not traded on a national securities exchange or quoted on the Nasdaq Stock Market. If our common stock becomes a "penny stock" that is not exempt from these SEC rules, these disclosure requirements may have the effect of reducing trading activity in our common stock and making it more difficult for investors to sell. The rules require a broker to deliver a risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker must also give bid and offer quotations and broker and salesperson compensation information to the customer orally or in writing before or with the confirmation. The SEC rules also require a broker to make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction before completion of the transaction.

We do not expect to pay any dividends on our common stock.

         We have not paid any cash dividends on our common stock and we do not expect to pay any dividends in the foreseeable future. The value of your shares will be determined solely by the market price of our common stock.

                           FORWARD-LOOKING STATEMENTS

         Some of the statements contained in this prospectus discuss future expectations, contain projections of results of operation or financial condition or state other forward-looking information. Forward-looking statements can be identified by the use of progressive terminology, such as may, will, expect, anticipate, estimate, continue or other similar words. These statements are subject to known and unknown risks and uncertainties that could cause our actual results to differ materially from those contemplated by the statements. Factors that might cause such a difference include those discussed in the section titled Risk Factors beginning on page 2. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of the shares. You should read carefully the entire prospectus, as well as the documents incorporated by reference in the prospectus, before making an investment decision. All references to the terms we or us in this prospectus means Sedona Corporation and its subsidiaries, except where it is clear that the term means only the parent corporation.


                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of the shares of our common stock by the selling shareholders. If the warrants held by the selling shareholders are exercised for cash, we intend to use the net proceeds for working capital and general corporate purposes. Temporarily, we may invest the net proceeds from the exercise of the warrants, if any, in high grade short term interest bearing investments.

                              SELLING SHAREHOLDERS

         The table below sets forth the beneficial ownership of our common stock by the selling shareholders as of May 25, 2001. Beneficial ownership includes shares of outstanding common stock and shares of common stock that a person has the right to acquire within 60 days of this prospectus. Unless otherwise indicated, the selling shareholders have the sole power to direct the voting and investment over the shares owned by them.

         The number of shares that may be actually sold by any selling shareholder will be determined by the selling shareholder. Because the selling shareholders may sell all, some or none of the shares of common stock which they hold, and because the offering contemplated by this prospectus is not currently being underwritten, no estimate can be given as to the number of shares of common stock that will be held by the selling shareholders upon termination of the offering.

                                       Total Common
                                       Stock Owned          Number of Shares of
                                        Before the          Common Stock to be        Common Stock Owned After the
Name                                     Offering                 Offered                       Offering
-------------------------------     ------------------     ----------------------    --------------------------------
                                                                                        Number            Percent
                                                                                     --------------     -------------
Acxiom Corporation..................    2,555,496 (1)               891,363 (2)       487,407 (3)            1.2%
William E. Crawford.................      166,666 (4)               166,666               --                 --
Robert Cseplo.......................      166,666 (4)               166,666               --                 --
Michael Cunniff.....................      166,666 (4)               166,666               --                 --
William T. Garrard..................      250,000 (4)               250,000               --                 --
Goldenmar Heritage Ltd..............       83,334 (4)                83,334               --                 --
Henry W. Harris.....................      333,334 (4)               333,334               --                 --
William H. Ingram...................      200,000 (4)               200,000               --                 --
Thomas J. Marquez...................      400,000 (4)               400,000               --                 --
Edward Nichols......................      333,334 (4)               333,334               --                 --
Bertram D. & Marion Lee
   Siegel (5).......................      250,000 (4)               250,000               --                 --
David R. Vey........................      250,000 (4)               250,000               --                 --
Vey Development, Inc................      500,000 (4)               500,000               --                 --
Vey Development, Inc.
   Money Purchase Plan and
   Trust............................      250,000 (4)               250,000               --                 --
William D. Waters...................      200,000 (4)               200,000               --                 --
Max Williams........................      200,000 (4)               200,000               --                 --
John Lammers........................       55,000 (6)                55,000               --                 --
Allan Thomas........................       55,000 (6)                55,000               --                 --
Daniel I. Ward......................       55,000 (6)                55,000               --                 --
Osprey Partners.....................       56,000 (6)                56,000               --                 --
Kevin Hayes.........................      300,000 (6)               300,000               --                 --

-----------------------

(1) Includes the number of shares issuable upon conversion of $1.5 million of series H convertible preferred stock, including accrued and unpaid dividends, at the May 25, 2001 conversion price of $1.15 per share and

    597,934 shares issuable upon exercise of warrants. The series H convertible preferred stock is convertible at a per share price equal to 95% of the average closing price of our common stock on the Nasdaq SmallCap Market for the consecutive 20-trading day period immediately preceding the conversion date. Therefore, the actual number of shares of common stock issuable upon conversion of the series H convertible preferred stock is indeterminate, and is subject to adjustment that could materially change the amounts set forth in the table.
(2) We previously registered for resale on Registration Statement on Form S-3 No. 333-38578 200% of the common stock issuable to Acxiom upon conversion of the series H convertible preferred stock at the conversion price in effect on June 2, 2000 of $3.23 per share, or 928,792 shares. We also registered for resale under that registration statement 247,934 shares issuable upon exercise of a warrant at $3.025 per share held by Acxiom. Pursuant to the registration statement of which this prospectus is a part, we are registering for resale 541,363 shares of common stock held by Acxiom and 350,000 shares issuable upon exercise of a warrant at $0.75 per share held by Acxiom.
(3) Assumes all shares registered under the registration statement of which this prospectus is a part and the 1,176,726 shares registered under the Registration Statement on Form S-3 No. 333-38578 are sold.
(4) One-quarter of these shares are issuable upon exercise of warrants at $1.25 per share. An additional one-quarter of these shares are issuable upon exercise of warrants at $1.50 per share.
(5) Shares held as joint tenants with right of survivorship.
(6) Represents shares issuable upon exercise of outstanding warrants.

         Pursuant to its terms, the series H convertible preferred stock is convertible at our option for the first thirty-three months following the date of issuance and at the option of the holder from the end of the thirty-third month following issuance through the end of the thirty-sixth month following issuance. Thirty-six months after issuance, the series H convertible preferred stock is again convertible at our option. Conversion by either party is limited to the extent that the number of shares issuable, together with the number of shares of common stock beneficially owned by the holder, but not including unconverted shares of convertible preferred stock, would not equal or exceed 4.9% of the then outstanding common stock as determined in accordance with section 13(d) of the Securities Exchange Act of 1934. The holder may convert beyond the 4.9% limitation during its conversion period if it provides us with at least 75 days notice prior to the conversion. This 4.9% limitation, however, does not prevent a holder that does not provide at least 75 days prior notice from selling more than 4.9% of our common stock because the shareholder can convert the convertible preferred stock and then sell all of the common stock received upon conversion to permit it to engage in further conversions.

         The table below sets forth the number of shares of our common stock that the holder of the series H convertible preferred stock would have acquired if the entire amount of this series of convertible preferred stock, plus accrued and unpaid dividends, was converted on May 25, 2001. The share amounts are based on a conversion price of $1.15, which is 95% of the average closing price of our common stock for the 20 consecutive trading day period ending May 25, 2001, and on assumed conversion prices of $0.86, $0.58 and $0.29, which prices represent a 25%, 50% and 75% decline, respectively, in the May 25 conversion price. There were 37,357,973 shares of our common stock outstanding on May 25, 2001.

--------------------------------------------------------------------------------------------------------------
Series H
--------------------------------------------------------------------------------------------------------------


  Percentage Decline in          Conversion Price in           Shares of Common            Percentage of
  Average Closing Price        Effect (95% of Average         Stock Issued Upon          Outstanding Common
 (Average Closing Price)           Closing Price)                 Conversion           Stock on May 25, 2001
---------------------------    ------------------------     -----------------------    -----------------------

        0% ($1.21)                $     1.15                        1,416,199                     3.8%
       25% ($0.91)                      0.86                        1,891,367                     5.1
       50% ($0.61)                      0.58                        2,804,440                     7.5
       75% ($0.30)                      0.29                        5,608,880                    15.0
--------------------------------------------------------------------------------------------------------------

                              PLAN OF DISTRIBUTION

         We are registering the shares on behalf of the selling shareholder. The shares being registered are owned or may be acquired by the selling shareholder upon exercise of a warrant. The selling shareholder, as used in this prospectus, includes donees, pledgees, transferees or other successors in interest who may receive shares from the selling shareholder after the date of this prospectus. The selling shareholder may offer its shares of our common stock at various times in one or more of the following transactions:

        o in ordinary broker's transactions on Nasdaq or any national securities exchange on which our common stock may be listed at the time of sale;
        o   in the over-the-counter market;
        o   in private transactions other than in the over-the-counter market;
        o in connection with short sales of other shares of our common stock in which shares are redelivered to close out positioning;
        o   by pledge to secure debts and other obligations;
        o in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options; or
        o   in a combination of any of the above transactions.

         The selling shareholder may sell its shares at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices or at fixed prices. The selling shareholder may use broker-dealers to sell its shares. If this happens, broker-dealers will either receive discounts or commissions from the selling shareholder, or they will receive commissions from purchasers of shares for whom they acted as agents.

         The selling shareholder also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act. The shareholder must meet the criteria and conform to the requirements of that rule. The selling shareholder and the broker-dealers to or through whom sale of the shares may be made could be deemed to be underwriters within the meaning of the Securities Act, and their commissions or discounts and other compensation received in connection with the sale of the shares may be regarded as underwriters' compensation, if the SEC determines that they purchased the shares in order to resell them to the public.

         The selling shareholder has not advised us of any specific plans for the distribution of the shares covered by this prospectus. When and if we are notified by the selling shareholder that any material arrangement has been entered into with a broker-dealer or underwriter for the sale of a material portion of the shares covered by this prospectus, a prospectus supplement or post-effective amendment to the registration statement will be filed with the SEC. This supplement or amendment will include the following information:

        o   the name of the participating broker-dealer(s) or underwriters;

        o   the number of shares involved;

        o the price or prices at which the shares were sold by the selling shareholder;

        o the commissions paid or discounts or concessions allowed by the selling shareholder to the broker-dealers or underwriters; and

        o   other material information.

         We have advised the selling shareholder that the anti-manipulation rules promulgated under the Securities Exchange Act, including Regulation M, may apply to sales of the shares offered by the selling shareholder. We have agreed to pay all costs relating to the registration of the shares. Any commissions or other fees payable to broker-dealers in connection with any sale of the shares will be paid by the selling shareholder or other party selling the shares.

                                  LEGAL MATTERS

         The validity of the shares of common stock offered was passed upon for us by Piper Marbury Rudnick & Wolfe LLP.

                                     EXPERTS

         The consolidated financial statements of Sedona Corporation appearing in our annual report on Form 10-K as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report included therein (which contain an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern as described in Note 1 to the consolidated financial statements) and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon this report given on the authority of such firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

         Sedona is subject to the informational requirements of the Securities Exchange Act of 1934. We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms at the SEC's principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain information on the operation of this public reference room by calling 1-800-SEC-0330. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov. In addition, any of our SEC filings may also be inspected and copied at the offices of The Nasdaq Stock Market, Inc., 9801 Washingtonian Blvd., Gaithersburg, MD 20878.

         We have filed with the SEC a registration statement on Form S-3 covering the securities offered by this prospectus. You should be aware that this prospectus does not contain all of the information contained or incorporated by reference in that registration statement and its exhibits and schedules, particular portions of which have been omitted as permitted by the SEC rules. For further information about Sedona and our securities, we refer you to the registration statement and its exhibits and schedules. You may inspect and obtain the registration statement, including exhibits, schedules, reports and other information filed by Sedona with the SEC, as described in the preceding paragraph. Statements contained in this prospectus concerning the contents of any document we refer you to are not necessarily complete and in each instance we refer you to the applicable document filed with the SEC for more complete information.

         The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and the information that we file at a later date with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below as well as any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

         (a) Our annual report on Form 10-K for the fiscal year ended December 31, 2000.

         (b) Our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2001.

         (c) The description of our common stock which is contained in our registration statement on Form 8-B filed under the Securities Exchange Act, including any amendment or reports filed for the purpose of updating this description.

         You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: Sedona Corporation, 455 South Gulph Road, Suite 300, King of Prussia, PA 19406, Attention: Michael A. Mulshine, Corporate Secretary, (484) 679-2200.

         You should rely only upon information contained in this prospectus. We have not authorized anyone to provide you with information or to represent anything to you not contained in this prospectus. We are offering to sell, and seeking offers to buy, our securities only in jurisdictions where offers and sales are permitted.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

14.  Other Expenses of Issuance and Distribution

     The following table sets forth the various expenses payable by us in connection with the sale and distribution of the securities offered in this offering. All of the amounts shown are estimated except the Securities and Exchange Commission registration fee.

            Securities and Exchange Commission
                registration fee                      $  1,278
            Printing expenses                            2,000
            Legal fees and expenses                     15,000
            Accounting fees and expenses                10,000
            Miscellaneous expenses                       5,000
                                                      --------

                Total                                 $ 33,278
                                                      --------

15.  Indemnification of Officers and Directors

     The Pennsylvania Business Corporation Law of 1988, as amended (the "BCL"), permits a corporation to indemnify its directors and officers against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any pending, threatened or completed action or proceeding, and permits such indemnification against expenses (including attorney's fees) incurred by them in connection with any pending, threatened or completed derivative action, if the director or officer has acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Pennsylvania law requires that a corporation indemnify its directors and officers against expenses (including attorney's fees) actually and reasonably incurred by them in connection with any action or proceeding, including derivative actions, to the extent that such person has been successful on the merits or otherwise in defense of the action or in defense of any claim, issue or matter therein. Furthermore, Pennsylvania law provides that expenses incurred in defending any action or proceeding may be paid by the corporation in advance of the final disposition upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined that the director or officer is not entitled to be indemnified by the corporation.

     In Pennsylvania, the statutory provisions for indemnification and advancement of expenses are non-exclusive with respect to any other rights, such as contractual rights or under a by-law or vote of shareholders or disinterested directors, to which a person seeking indemnification or advancement of expenses may be entitled. Such contractual or other rights may, for example, under Pennsylvania law, provide for indemnification against judgments, fines and amounts paid in settlement incurred by the indemnified person in connection with derivative actions. Pennsylvania law permits such derivative action indemnification in any case except where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness.

     The provisions of Article VII of the Company's By-laws require or authorize indemnification of officers and directors in all situations in which it is not expressly prohibited by law. At the present time, the limitations on indemnification would be dictated by the BCL and related legislation, which prohibit indemnification where the conduct is determined by a court to constitute willful misconduct or recklessness. Subject to these statutory limitations, the By-laws specifically authorize indemnification against both judgments and amounts paid in settlement of derivative suits. These provisions also authorize indemnification for negligence or gross negligence and for punitive damages and specific liabilities incurred under the federal securities laws. The By-laws also prohibit indemnification attributable to receipt from the Company of a personal benefit to which the recipient is not legally entitled.

     Under the indemnification provisions of the By-laws a person who has incurred an indemnifiable expense or liability would have a right to be indemnified, and that right would be enforceable against the Company as long as indemnification is not prohibited by law. To the extent indemnification is permitted only for a portion of a liability, the By-laws also require the Company to indemnify such portion.

     Section 7.03 of the By-laws provides that the financial ability of a person to be indemnified to repay an advance of indemnifiable expenses is not a prerequisite to the making of the advance.

     Section 7.06 of the By-laws provides that any dispute concerning a person's right to indemnification or advancement of expenses thereunder will be resolved only by arbitration by three persons, each of whom is required to have been a director or executive officer of a corporation whose shares, during at least one year of such service, were listed on the New York Stock Exchange or the American Stock Exchange or were quoted on the Nasdaq system. The Company also is obligated to pay the expenses (including attorney's fees) incurred by any person who is successful in the arbitration. The arbitration provisions effectively waive the Company's right to have a court determine the unavailability of indemnification in cases involving willful misconduct or recklessness.

     Section 7.07 of the By-laws provides that in circumstances in which indemnification is held to be unavailable, the Company must contribute to the liabilities to which a director or officer may be subject in such proportion as is appropriate to reflect the intent of the indemnification provisions of the By-laws. Since the foregoing provisions purport to provide partial relief to directors and officers in circumstances in which the law or public policy is construed to prohibit indemnification, substantial uncertainties exist as to the enforceability of the provisions in such circumstances.

     Section 7.10 of the By-laws also contains provisions stating that the indemnification rights thereunder are not exclusive of any other rights to which the person may be entitled under any statute, agreement, vote of shareholders or disinterested directors or other arrangement.

     All future directors and officers of the Company automatically would be entitled to the protections of the indemnification provisions of the By-laws at the time they assume office.

     Pennsylvania law permits a corporation to purchase and maintain insurance on behalf of any director or officer of the corporation against any liability asserted against the director or officer and incurred in such capacity, whether or not the corporation would have the power to indemnify the director or officer against such liability. The directors and officers of the Company are currently covered as insureds under a directors' and officers' liability insurance policy.

16.  Exhibits

     Exhibit No.        Description
     -----------        -----------
         5.1            Form of Opinion of Piper Marbury Rudnick & Wolfe LLP, regarding legality of securities being registered

         10.1           Common Stock and Warrants Purchase Agreement dated May 11, 2001 by and among the Company and the investors signatory thereto (incorporated by reference to Exhibit 10.1 to the Company's
                        Form 10-Q for the quarter ended March 31, 2001)

         10.2           Registration Rights Agreement dated May 11, 2001 by and among the Company and the investors signatory thereto (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q for the quarter ended March 31, 2001)

         10.3           Form of Warrant issued to investors in May 2001 sale of common stock (incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q for the quarter ended March 31, 2001)

         10.4           Warrant issued to Acxiom Corporation dated April 4, 2001 (incorporated by reference to
                        Exhibit 10.35 to the Company's Form 10-K for the year ended December 31, 2000)

         10.5           Form of Warrant issued to each of John Lammers, Allan Thomas and Daniel Ward

         10.6           Warrant issued to Osprey Partners dated December 13, 2000

         10.7           Warrant issued to Rocking Bar 11 dated May 11, 2001

         23.1           Consent of Ernst & Young LLP

         23.2           Consent of Piper Marbury Rudnick & Wolfe LLP (included as part of Exhibit 5.1 hereto)

         24.1           Power of Attorney (included in signature page)

17.  Undertakings

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

         (ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

         (iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in the registration statement;

provided, however, that the undertakings set forth in paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions of its Charter or By-laws or the Pennsylvania Business Corporation Law of 1988 or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Montgomery County, Commonwealth of Pennsylvania, on the 4th day of June, 2001.

                                     SEDONA CORPORATION


                                     By: /s/ Marco A. Emrich
                                         -------------------------------------
                                         Marco A. Emrich
                                         President and Chief Executive Officer

         Each person whose signature appears below constitutes and appoints Marco A. Emrich and Michael A. Mulshine and each of them, as his lawful attorney-in-fact and agent, each with full power of substitution and resubstitution for him and in his name, place and stead in any and all capacities to execute in the name of each such person who is then an officer or director of the registrant any and all amendments (including post-effective amendments) to this registration statement and to file the same therewith with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing required or necessary could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the date indicated.

Name                                           Title                                Date
----                                           -----                                ----

/s/ Laurence L. Osterwise              Chairman of the Board of                 June 4, 2001
-------------------------              Directors
Laurence L. Osterwise


/s/ Marco A. Emrich                    President, Chief Executive               June 4, 2001
-------------------------              Officer and Director (Principal
Marco A. Emrich                        Executive Officer)


/s/ William K. Williams                Vice President and Chief                 June 4, 2001
-------------------------              Financial Officer (Principal
William K. Williams                    Financial and Accounting Officer)



/s/ R. Barry Borden                    Director                                 June 4, 2001
-------------------------
R. Barry Borden


/s/ Michael A. Mulshine                Secretary and Director                   June 4, 2001
-------------------------
Michael A. Mulshine


_________________________              Director                                 June 4, 2001
David S. Hirsch


/s/ James C. Sargent                   Director                                 June 4, 2001
-------------------------
James C. Sargent


/s/ Jack A. Pellicci                   Director                                 June 4, 2001
-------------------------
Jack A. Pellicci


/s/ Robert M. Shapiro                  Director                                 June 4, 2001
-------------------------
Robert M. Shapiro


/s/ James T. Womble                    Director                                 June 4, 2001
-------------------------
James T. Womble

                                  Exhibit Index

     Exhibit No.        Description
     -----------        -----------
         5.1            Form of Opinion of Piper Marbury Rudnick & Wolfe LLP, regarding legality of securities being registered

         10.5           Form of Warrant issued to each of John Lammers, Allan Thomas and Daniel Ward

         10.6           Warrant issued to Osprey Partners dated December 13, 2000

         10.7           Warrant issued to Rocking Bar 11 dated May 11, 2001

         23.1           Consent of Ernst & Young LLP

         23.2           Consent of Piper Marbury Rudnick & Wolfe LLP  (included as part of Exhibit 5.1 hereto)

         24.1           Power of Attorney (included in signature page)